Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-215204
Dated May 8, 2017

Free Writing Prospectus

Immuron Limited

Immuron Limited May 2017 Developing Unique Oral Immunotherapies that Fundamentally Change the Paradigms of Care www.immuron.com ASX:IMC

Forward Looking Statement Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections .. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority .

Free Writing Prospectus Statements Immuron Limited (ASX:IMC) 3 This presentation contains a “free writing prospectus,” or a portion thereof, required to be filed by us with the Commission or retained by us pursuant to Rule 433 under the Securities Act of 1933 , as amended, or the Act . This presentation highlights basic information about us and the offering . Because it is a summary, it does not contain all the information you should consider before investing . We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . The preliminary prospectus, dated May 5 , 2017 , is available on the SEC website at http : //www . sec . gov . Alternatively , we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Joseph Gunnar & Co . , LLC . Attention : Prospectus Department , 30 Broad Street, 11 th Floor, New York, NY 10004 . Telephone : 888 - 248 - 6627 , E - mail : prospectus@jgunnar . com .

Offering Summary Immuron Limited (ASX:IMC) 4 Exchange/Ticker Offering Size Warrants Offered Use of Proceeds Joint Book - Runners Co - Manager Ordinary Shares are listed on the ASX under the symbol IMC Applied to list the ADSs and Warrants on the NASDAQ Capital Market under the symbols “IMRN” and “IMRNW”, respectively US$8,750,000 of American Depository Shares (ADSs) and Warrants 50% Warrant coverage. Each Warrant will have an estimated per ADS exercise price of 125% of the per ADS public offering price, will be exercisable immediately and will expire five years from the date of issuance. Clinical development of IMM - 124E (fatty liver), IMM - 529 (C. difficile ) and other general corporate purposes Joseph Gunnar & Co. and Rodman & Renshaw, a unit of H.C. Wainwright & Co. WallachBeth Capital, LLC

Investment Highlights 5 • Clinical stage biopharmaceutical company targeting inflammatory - mediated and infectious diseases with oral immunotherapies • Lead program, IMM - 124E, in Phase 2 development for the treatment of multiple high value indications, including NASH, ASH and P ediatric NAFLD - NASH Phase 2 interim data expected 3Q 2017 with topline results expected 4Q 2017 - National Institutes of Health (NIH) funding Phase 2 studies in ASH and pediatric NAFLD • IMM - 529 , biologic with unique triple mechanism of action for treatment of C . difficile expected to commence Phase 1/2 study in 2Q 2017 • Well positioned to address high unmet medical need in multiple blockbuster markets • High - value peer licensing deals and M&A underscore potential upside • Company plans to uplist to NASDAQ in 2Q 2017 • Experienced Management Team and strong support from leading KOLs and institutions (NIH, DoD)

Experienced Management Team 6 Thomas Liquard Chief Executive Officer Mr. Liquard spent the majority of his career at Pfizer in New York in various commercial leadership positions , and was also COO, then CEO, of Alchemia Limited, an oncology ASX biotech company. Dan Peres, MD Chief Medical Officer Dr. Peres, a surgeon by training, has deep experience in liver diseases and clinical development, including NASH, having worked for leading Medical Devices and Pharma companies since 2008. Jerry Kanellos, PhD COO & Scientific Officer Dr. Kanellos has over 20 years of experience in the pharmaceutical and biotech industries including CMC, operations and BD. He has held senior roles at CSL and Transbio Limited. Reza Moussakhani Manufacturing Quality Director Mr. Moussakhani has extensive experience in implementation of project/quality and process improvements, including with Hospira and Sigma Pharmaceuticals.

Advisory Board Dr. Arun Sanyal (MD) University of Virginia Former President of the AASLD. Current Chair of the Liver Study Section at the NIH. IMM - 124E lead PI. Dr. Stephen Harrison (MD) San Antonio Military Medical Center Brooke US Army Medical Center Internationally renowned expert in NASH. Lead PI of Galectin’s GR - MD - 02’s Phase 2 trial. Dr. Manal Abdelmalek (MD) Duke University Medical Center Dr. Abdelmalek is a leading investigator in the field of NASH. Dr. Gerhard Rogler (MD, PhD) Zurich University Professor Rogler is a leader in the field of colitis and has authored more than 200 original peer - reviewed articles. Dr. Miriam Vos (MD) Emory University Dr. Vos specializes in the treatment of gastrointestinal disease in children, as well as fatty liver disease and obesity. Dr. Dena Lyras (PhD) Monash University Dr. Lyras is one of the world’s leading experts in C. difficile . 7 Organizations Prominent Scientific Advisory Board and Leading Research Partners

Oral Immunotherapy: Scalable, Disruptive Technology 8 1 Vaccines Are Developed 2 Antibodies Are Harvested from Colostrum Antigen Specific Antibodies (IgG and IgG1) Adjuvants + 3 Broad Therapeutic Effect + • Reduced gut and blood pathogens responsible for initiating inflammation • Reduces systemic inflammation • Lowers organ injury • Not associated with general immune suppression • Generally Regarded as Safe (GRAS) Induction of regulatory T - cells Clearance of Targeted GUT Pathogens Competitive Advantage • Platform capable of spawning multiple drugs à Long - term value creation • Regulated as biologics by the FDA à 12 years exclusivity in the US for each approval • Significant hurdles to generic biosimilar entry à No pharmacokinetic baseline; Mixture (e.g., Copaxone) • Safety established à Generally Regarded As Safe (GRAS )

Immuron's Clinical Programs
Multiple Near-Term Inflection Points

Program	Indications	Development Stage				Program Highlights
		Pre-Clinical	Phase 1	Phase 2	Phase 3	
Anti-Inflammatory Programs						
IMM-124E	NASH					- Interim data expected 3Q 2017 - Topline results expected 4Q 2017
IMM-124E	ASH					- NIH Funded; UVA - Topline results expected 2018
IMM-124E	Pediatric NAFLD					- NIH Funded; Emory University - Topline results expected 1H 2018
IMM-124E	Colitis					Collaboration Univ. of Zurich; Pre-clinical acute studies positive (04/17)
IMM-124E	Autism					Childrens Research Institute, La Trobe & RMIT Universities
Anti-Infective Programs						
IMM-529	C. *difficile*					Phase 1/2 Expected to start 2Q 2017
IMM-124E / Shigella Vaccine	Shigella Infections					Collaboration with US Army
IMM-124E	Campylobacter; ETEC Infections					Collaboration with US Navy

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IMM - 124E Revolutionary Treatment for NASH

NASH (Non - Alcoholic Fatty Liver) Pathophysiology 11 NASH – Pathophysiology • Blood derived antigens (including circulating LPS) determines tolerance vs. inflammation • Kupffer cells play a key role in liver inflammation and fibrosis • Tregs hold a key role in tolerance (homeostasis) • Much like hepatic tolerance the gut immune system can promote anti - inflammatory effect Source: Adapted from Cohen - Naftaly; Scott L. Friedman, 2011

IMM - 124E in NASH (Non - Alcoholic Fatty Liver ) 12 • Broad anti - inflammatory mechanism of action - Targeted LPS antibodies - Upstream Effect: LPS - TLR4 pathway - Downstream: Anti - inflammatory through both innate and adaptive immune systems (e.g ., the induction of regulatory T - cells to control and inhibit excess inflammation) • Strong anti - fibrotic effect demonstrated with CCl4 model • Unique c ompetitive profile due to safety/MOA: - Addresses multi - factorial nature of NASH - Potential for broad combination use - Safety profile supporting of long - term chronic use - Potential to expand to mild/moderate populations • Market exclusivity (biologics; high barriers to generic biosimilar entry)

Cirrhosis 1.2 M people F4 IMM - 124E – Uniquely Positioned to Address Large Unmet Need of $35B Market (2030) 13 NAFLD Up to 145M People • No regulatory pathway currently exists for NAFLD • Drug would need to be extremely safe to be considered for trial / approval • NAFLD not available to current competitors due to safety profile • Up to 50% of the US population are thought to have NAFLD NASH 25M People F0 F 1 F2 F3 17M People 8M People Intercept (OCA) Tobira (CCR2/CCR5) Galmed ( Aramchol ) Genfit ( Elafibranor ) Galectin (GR - MD - 02) • Only asset in development that, due to its safety profile: - C an potentially target all spectrum of the disease including mild/moderate patients - Likely can be used in combination with any other agents currently in development - No safety concerns to date that could limit chronic / long - term use IMM - 124 E

IMM - 124E: Fatty - Liver Portfolio – 3 Phase 2 Trials 14 Three Ongoing Phase 2 Programs: NASH, ASH and Pediatric NAFLD NASH • Lead Principal Investigator: Arun Sanyal; Former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the NIH (National Institute of Health) • Multi - center, double - blinded, placebo controlled trial; 25 sites running in US, Australia and Israel • Fully recruited: 134 patients with biopsy proven NASH • Primary endpoint: changes in liver fat content confirmed by MRI; changes in ALT (liver enzymes) • 3 arms: placebo, high dose and low dose • Timing: topline results expected by 4Q 2017 ASH • NIH funded; sponsored by University of Virginia • Expected enrollment: 66 patients • Endpoint: ALT • Timing: topline results expected in 2018 Pediatric NAFLD • NIH funded; sponsored by Emory University • Expected enrollment: 40 patients • Endpoint: ALT; 3 months treatment • Timing: topline results expected in 1H 2018

IMM - 124E – Summary of Data Prevention of Fibrosis and Improvement in Metabolic / Inflammatory Markers 15 CCl4 Fibrosis Studies • Carbon - Tetrachloride (CCl4) a non - disease related fibrosis model • Aim: To demonstrate effects of IMM - 124E on Fibrosis caused by Intraperitoneal CCl4 • Results: - Marked reduction in Liver Fibrosis and Inflammation on Histology - Marked reduction on Liver Damage markers (i.e. ALT, Bilirubin etc.) - Marked reduction in Liver Activated Macrophages (F4/80 high) Ob - Ob Mice • Model represents the Metabolic syndrome • Aim: T o demonstrate the effect of IMM - 124E or anti - LPS IgG (derived from IMM - 124E) • Results: - Anti - LPS IgG considerable reduces ALT level - Improved metabolic status for IG and IMM - 124E treated mice (i.e. TG, Fasting Glucose and OGTT) - Anti - inflammatory shift: Decreased TNF - α and increase splenic NKT cells Phase 1/2 Clinical Studies • Aim: To show safety and efficacy of IMM - 124 E Biopsy Proven NASH Patients • Population: 10 subjects with biopsy proven NASH and Type 2 Diabetes • Results: - Improved Metabolic status (e.g. HbA 1 c, HOMA OGTT) GLP 1 and Adiponectin - Improved Liver status (e.g. ALT) - Proof of concept: increase in Circulatory Regulatory T - Cell

IMM - 124E in NASH (Non - Alcoholic Fatty Liver) 16 Liver: Serum: • Intestinal LPS ↓ • Intestinal permeability ↓ • Tolerance – Activation of innate system to suppress inflammation (NKT, DC, macrophages) Gut: • Insulin resistance ↓ • Circulating LPS ↓ • TGF - β ↑ • TNF - α ↓ • IL - 2 , IL - 6 , IL - 10 , IL - 12 • Treg ↑ (CD 4 , CD 25 , FoxP 3 ) • Activated K upffer cells ↓ (F 4 / 80 macrophages) • Fibrosis and inflammation ↓ IMM - 124E

Animal Models: IMM - 124E Improves Fibrosis and Inflammatory Markers 17 Group A: Control Group D: Treated Group B: Naïve anti LPS Group C: Treated 2.4 0.66 1.4 1.33 0 0.5 1 1.5 2 2.5 3 A B C D *p< 0.02 ^^ p< 0.01 Group A: Control Group D: Treated Group B: Naïve anti LPS Group C: Treated 0 1 1.8 3.4 0 0.5 1 1.5 2 2.5 3 3.5 4 A B C D *p< 0.0009 ^^ p< 0.0003 Decrease Portal Inflammation Improved Metavir Fibrosis Score Mizrahi M. 2013 , AASLD; Hepatology 751 A

IMM - 124 E Animal Models: Macroscopy – Prevents Fibrosis 18 Fibrotic Liver CCl 4 (carbon tetrachloride) IMM - 124 E Treated Liver CCl 4 (carbon tetrachloride) Treatment with IMM - 124 E Prevents Fibrosis and Inflammation Mizrahi M. 2013 , AASLD; Hepatology 751 A

Suppression of F 4 / 80 High Macrophages 19 Marked Reduction in Liver Activated Macrophages (F 4 / 80 high)

Phase 1 / 2 : Improves Liver Function and Reduces Insulin Resistance 20 Results of a Phase 1 / 2 a clinical trial; N= 10 30 Days Treatment Endpoint Met; NO SAFETY ISSUES REPORTED Improved Liver Enzymes Improved HBA 1 C, OGTT and HOMA Mizrahi M, J Inflamm Res . 2012 ; 5 : 141 - 50 Improved Metabolic Status (e.g. HbA 1 c, HOMA OGTT) GLP 1 , and Adiponectin and Liver Function (e.g. ALT)

Phase 1 / 2 : Improves Inflammatory Biomarkers 21 Increased CD 4 +CD 25 +FOXP 3 + TREGS Day 1 Day 30 Mizrahi M. J Inflamm Res. 2012 Increased GLP 1 and Adiponectin Proof of Concept: Increase in Circulatory Regulatory T - Cell

• NASH Phase 2 interim analysis • Results of MOA studies: - SanyalBio • NASH Phase 2 Topline Results • Results of MOA studies: - Duke • NASH - centric transaction after NASH Phase 2 • Pediatric NAFLD Phase 2 topline results • ASH Phase 2 topline results IMM - 124E Key Milestones 22 3 Q 2017 4 Q 2017 • Results of colitis pre - clinical studies: 2017 / 2018 2018

IMM - 529 Neutralizing Clostridium difficile , but Sparing the Microbiome

IMM - 529 in Clostridium d ifficile Infection (CDI ) 24 • Biologic with unique triple mechanism of action - Antibodies neutralize the toxin B, the spores and the vegetative cells • Potential to redefine the standard - of - care (SOC) therapy for CDI - Current antibiotic treatments exacerbate recurrence - IMM - 529 stops virulence, without impacting the microbiome - Compelling data in all three phases of the disease including (1) prevention of primary disease, (2) treatment of primary disease and (3) prevention of recurrence - Orally administrated, safe • > 70 % survival rate in CDI mice treated with IMM - 529 vs. < 7 % survival rate in control groups • Potential orphan disease designation; potential breakthrough / fast track designations • Market exclusivity (biologics; high barriers to generic biosimilar entry)

IMM - 529 for the Treatment of CDI 25 Market Opportunity • Therapeutic market is expected to grow from S$ 356.3 million in 2014 to over $ 1.5 billion by 2024 – CAGR 15% • Nearly 30 , 000 patients die each year from C. difficile infections (US) • Potential orphan disease ( 7 years market exclusivity and premium pricing) Unmet Need • Vancomycin and metronidazole are the current standard of care, accounting for 80 % of patient share (US) • However, therapies are plagued by significant CDI recurrences ( 1 st relapse: 25%; 2 nd: 40%; 3 rd: 50%) underscoring need for new treatments • There is also growing resistance to vancomycin treatment IMM - 529 Positioning • Highly differentiated – Neutralizes C. difficile but does not impact microbiome • Only asset that targets not only toxin B but also the spores and the vegetative cells responsible for recurrence • Can be used in combination with standard of care • Targets many isolates Sources: GlobalData, Decision Resources, CDC

Triple Action MOA
Neutralizing C. *difficile;* Sparing the Microbiome

Spores – Infectious Particles

IMM-529 antibodies bind to multiple epitopes on surface antigens on spores and prevent adherence to host cells and limit germination.

Heat, ethanol and UV resistant. Survive gastric acid, adhere to cells in the colon and germinate.

Vegetative Cells

IMM-529 antibodies bind to multiple epitopes on the surface layer proteins (SLP) on vegetative cells and limit colonization.

Fimbriae and other surface layer proteins (SLP) contribute to bacterial colonization. Fimbriae are used to adhere to other bacteria and to host cells and is one of the primary mechanisms of virulence

Toxin B

IMM-529 antibodies bind to multiple epitopes effectively neutralize toxin B, inhibiting toxin mediated epithelial cell apoptosis and limit toxin translocation into the systemic circulation and inflammatory cascades.

Toxin B is essential for virulence. Toxin B disrupt the cytoskeleton and tight junctions of intestinal epithelial cells.



Dysbiotic microbiota
Microbial metabolites
Consumption, conversion
Host metabolites
1
C. difficile spores
2
Vegetative C. difficile
3
Toxins A and B
sIgA, antitoxin IgA
Inflammatory cytokines
Neutrophils
Damaged epithelium
Increased Th1 cells
Increased Th17 cells
Decreased Tregs

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Results of Pre - Clinical Studies 27 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 0 20 40 60 80 100 Survival hours post infection P e r c e n t s u r v i v a l Uninfected, No treatment Infected, No treatment Infected, Non-immune IgG treatment Infected, IMM-529 treatment Infected, Vancomycin treatment Prevention Studies Demonstrated ~ 70 % survival rate without use of antibiotics vs. 0 % for control group (P< 0.0001 ) All studies statistically significant Treatment Studies Demonstrated ~ 80 % survival rate without use of antibiotics vs. < 7 % in control group (P< 0.0001 ) 0 1 2 3 4 0 20 40 60 80 100 Days post infection P e r c e n t s u r v i v a l Survival Infected, No treatment Infected, Non-immune IgG treatment Infected, IMM-529 treatment Infected, Vancomycin treatment Uninfected, No treatment Relapse Studies Demonstrated ~ 80 % survival rate vs. ~ 11 % survival rate in control group (P< 0.0027 ) Potentially only therapeutic (approved or in development) that can treat all phases of the disease: 1. Prophylaxis 2. Treatment 3. Recurrence 0 2 4 6 8 10 12 14 16 18 20 0 10 20 30 40 50 60 70 80 90 100 110 Survival Days after vancomycin treatment ceased P e r c e n t s u r v i v a l Infected + SOC Infected + SOC + IMM-529 ** p=0.0027

Phase 1 / 2 Study Design 28 • Phase 1 / 2 , randomized, double blind, placebo - controlled clinical study of IMM - 529 for the treatment of CDI • 60 subjects to be enrolled up to 3 weeks of definitive diagnosis of CDI (at least 20 subjects to be enrolled within the first 72 hours) • Subjects randomized to IMM - 529 or placebo in a 2 : 1 ratio • Treatment duration: 28 days on top of SOC (vancomycin / metronidazole) • Follow - up: 3 months • Primary objective: To evaluate the safety and tolerability of IMM - 529 together with standard of care (SOC) in patients with CDI • Secondary objective: To evaluate the effectiveness of IMM - 529 together with SOC to treat patients with CDI Phase 1 / 2 Study in CDI Expected to Commence 2 Q 2017

• Clinical supplies manufacturing • Initiation of Phase 1 / 2 Trial in CDI • Topline results expected from Phase 1/2 study in CDI IMM - 529 Key Milestones 29 2 Q 2017 2018

Corporate and Financial Overview

Robust IP and Extended Market Protection 31 Strong Patent Portfolio • 6 patent families offering composition and/or method of treatment claims • Approved / pending in major geographies including US, Europe, Japan and China • Granted patent terms ending between 2024 and 2030 with possible extensions Extended Market Exclusivity • Immuron’s drugs are considered “biologics” by the FDA • In the US, this is expected to confer Immuron’s new drugs 12 years of market exclusivity, offering investors a long revenue tail Generic Protection • Immuron’s drug not absorbed in the blood • No baseline for PK studies • This results in lengthy process for biosimilar manufacturers

Recent High-Value NASH LM&A Highlights Potential for Significant Upside

- Focused on advancing IMM-124E and IMM-529 through key clinical inflection points while pursuing partnering opportunities
- Recent licensing and M&A partnerships in NASH **underscores potential of IMM-124E**

Allergan	GILEAD	Boehringer Ingelheim	Shire
akarna THERAPEUTICS • 2016: Licensed preclinical NASH asset • ~**$50M** upfront + other undisclosed milestones	Phenex Pharmaceuticals AG • 2015: Acquired Phenex • NASH asset in Phase 2 • Total deal value **$470M**	pharmaxis • 2015: Acquired Pharmaxis • NASH asset in Phase 1 • **$39M** upfront – Total deal value **$600M**	LUMENA PHARMACEUTICALS • 2014: Acquired Lumena • 2 Phase 2 assets for NASH and cholestatic liver disease • Total deal value **$260M**
TOBIRA THERAPEUTICS • 2016: Acquired Tobira • ~**$530M** (5x market cap at time of announcement), in a deal valued at up to **$1.7B**	NIMBUS THERAPEUTICS • 2014: Acquired Nimbus • Preclinical assets and platform • **$400M** upfront in a deal valued at **$1.2B**		

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NASH and C. difficile Comps Indicate Potential for Substantial Growth 33 Company Ticker Program Development Stage Market Cap* Program in NASH ICPT Obeticholic acid Phase 3 US$2.9B GNFT Elafibranor Phase 3 US$1.1B CNAT ENCORE - LF Phase 2 US$195M Program in C. Difficile MCRB SER - 109; SER - 262 Phase 2 US$423M SMMT SMT19969 Phase 1 US$143M ASMB ABI - M101 Preclinical US$419M *As of May 4, 2017

34 Company Capitalization – Pre - Offering Immuron Limited Pre - Offering Ordinary Shares Pre - Offering “ADSs Equivalent” 1 Shares 103,641,417 2,591,035 Options 2 33,177,523 829,438 Warrants 0 0 Total 136,818,940 3,420,473 1. Each ADS is equal to 40 ordinary shares 2. Options - Weighted average exercise price: AUD$0.544

35 Use of Funds – Net of Raise Fees Programs Use of Funds IMM - 124 E – Advance the clinical development of IMM - 124 E for the treatment of fatty - liver diseases. Funds sufficient to complete our Phase 2 clinical programs in NASH, ASH and Pediatric NASH $3,000,000 IMM - 529 – Advance development of IMM - 529 and complete our Phase 1/ 2 in patients suffering from recurrent CDI $1,100,000 Other Clinical – Support other programs including colitis pre - clinical program and collaboration with the US Army and US Navy $1,000,000 Corporate Activities – F und manufacturing costs of clinical supplies and Travelan, current and feature R&D activities, Business Development activities, marketing initiatives for Travelan in the United States and Australia, for working capital and other general corporate purposes $2,138,000 • $7,238,000 (net of fees) • Total

Travelan OTC/Business

A unique Preventative Treatment for Traveler's Diarrhea

- **Travelan/OTC: unique value proposition that is valued by consumers and customers**
  - Up to 90% effective in preventing traveler's diarrhea
  - Significantly reduces the motility of ETEC strains
  - Binds to multiple epitopes and antigens on both the bacterial surface and flagella
  - Has substantially greater reactivity against purified ETEC flagella antigen than IgG purified from non-immune colostrum powder

- **Annual Revenues of AU$1M+; Cash flow positive**
  - Net revenues: 1H2017 +41% vs 1H2016
  - Pursuing new geographies
  - Potential WW peak sales: $20M+
  - Global traveler's diarrhea market estimated at $600M


ALL NATURAL
Travelan
YOU NEED PREVENTION NOT RELIEF
Reduces the risk of Travellers' Diarrhoea
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

- **Multiple ways to keep growing OTC business:**
  - Continued penetration of current markets
  - Geographic expansions
  - New products / new formulations (e.g., shigella)

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Key Milestones Expected to Drive Value 37 • IMM - 529 - Clinical supplies manufacturing - Initiation of Phase 1/2 Trial in CDI • Uplist to NASDAQ • IMM - 124E - NASH Phase 2 interim analyses - SanyalBio – NASH MOA • IMM - 124E - NASH Phase 2 topline results - Duke – NASH MOA • IMM - 124E - NASH centric transaction - Pediatric NAFLD Phase 2 topline results - ASH Phase 2 topline results • IMM - 529 - Topline results expected from Phase 1/2 study in CDI 2Q 2017 3Q 2017 4Q 2017 2018 Results from colitis preclinical studies and Army and US Navy trials expected 2017/2018

Investment Highlights 38 x Targeting inflammatory - mediated and infectious diseases with oral immunotherapies x Lead program, IMM - 124E, in Phase 2 with key data readouts before year end x Phase 1/2 study IMM - 529 for treatment of CDI expected to commence 2Q 2017 x Well positioned to address high unmet medical need in multiple blockbuster markets x High - value peer licensing deals and M&A underscore potential upside x Plans to uplist to NASDAQ in 2Q 2017 x Experienced Management Team with strong support from leading KOLs and institutions

Thank You